Exhibit 99.8

TotalEnergies

PRESS RELEASE

First quarter 2023 results

TotalEnergies once again demonstrates its ability to generate strong results in a softening oil & gas price environment

As part of its multi-energy strategy, TotalEnergies presents for the first time the results of the Integrated Power segment

	1Q23	4Q22	Change vs 4Q22	1Q22	Change vs 1Q22
Net income (TotalEnergies share) (B$)	**5.6**	**3.3**	***+70%***	**4.9**	***+12%***
Adjusted net income (TotalEnergies share)[1]					
- in billions of dollars (B$)	6.5	7.6	*-13%*	9.0	*-27%*
- in dollars per share	2.61	2.97	*-12%*	3.40	*-23%*
Adjusted EBITDA[1] (B$)	14.2	16.0	*-11%*	17.4	*-19%*
DACF[1] (B$)	9.8	9.4	*+4%*	12.0	*-19%*
Cash Flow from operations (B$)	5.1	5.6	*-9%*	7.6	*-33%*

Net-debt-to-capital ratio[2] of 11.5% at March 31, 2023 vs. 7.0% at December 31, 2022
First 2023 interim dividend set at 0.74 €/share

Paris, April 27, 2023 – The Board of Directors of TotalEnergies SE, chaired by CEO Patrick Pouyanné, met on April 26, 2023, to approve the first quarter 2023 financial statements. On the occasion, Patrick Pouyanné said:

"TotalEnergies once again demonstrates its ability to generate strong results, posting in the first quarter 2023 adjusted net income of $6.5 billion, cash flow of $9.6 billion, and return on average capital employed of 25%, in an environment of lower oil and gas prices. IFRS net income was $5.6 billion for the quarter.

In an environment with Brent prices averaging $81/b, Exploration & Production generated adjusted net operating income of $2.7 billion and cash flow of $4.9 billion with production growth of 2% compared to the previous quarter, benefiting in particular from the start-up of gas production on Block 10 in Oman and the acquisition of a 20% interest in the SARB / Umm Lulu oil fields in the United Arab Emirates.*

Integrated LNG delivered adjusted net operating income and cash flow of $2.1 billion, leveraging its integrated global portfolio, in an environment of European and Asian gas prices returning to levels close to Brent parity at $16-17/Mbtu, given the mild winter and high inventories in Europe. The Company launched this quarter the integrated engineering studies (FEED) on the Papua LNG project, which will contribute to the future growth of the LNG portfolio.

The Integrated Power segment generated adjusted net operating income and cash flow of $0.4 billion in the first quarter. ROACE was nearly 10% over 12 months, confirming the Company's ability to profitably grow this business. TotalEnergies closed this quarter the acquisition of a 34% interest in Casa Dos Ventos in Brazil, contributing to the growth of its installed renewable power generation capacity to 18 GW.

Downstream posted adjusted net operating income of $1.9 billion and cash flow of $2.2 billion, benefiting from strong refining margins. TotalEnergies announced the sale for €3.1 billion to Alimentation Couche-Tard of its retail networks in Germany and the Netherlands as well as a 40%/60% partnership with them to operate the stations in Belgium and Luxembourg.

Given these strong results, the Board of Directors confirmed the increase of 7.25% in the first interim dividend for the 2023 financial year, to €0.74 per share, as well as the repurchase of up to $2 billion of shares in the second quarter of 2023."

(1) Definition on page 3.
(2) Excluding leases.
* Restated for the production related to TotalEnergies' stake in Novatek.

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2 1. Highlights(3) Social and environmental responsibility Publication of the Sustainability & Climate – 2023 Progress Report presenting the progress made on TotalEnergies’ transformation strategy and the update of its climate ambition TotalEnergies ranked Number 2 in employee share ownership in Europe according to the report of the European Federation of Employee Share Ownership TotalEnergies guarantees customers that its fuel price will not exceed 1.99 €/l in its stations in France Upstream Acquisition of CEPSA's upstream assets in the United Arab Emirates, representing a share of 50 kboe/d Agreement with the Iraqi Government to move forward with the multi-energy project in Iraq Launch of the Lapa South-West project in Brazil Downstream Sale to Alimentation Couche-Tard of retail networks in Germany and the Netherlands and 40%/60% partnership in Belgium and Luxembourg Agreement with waste recycling company Paprec to develop chemical plastic recycling projects in France Creation of a joint venture with Air Liquide to develop a network of more than 100 hydrogen stations for trucks in Europe Integrated LNG Production start-up on Block 10 and signed a long-term LNG contract for 0.8 Mt/year in Oman Launch of Papua LNG Integrated Engineering Studies in Papua New Guinea Delivery of the first LNG cargo to the Dhamra LNG terminal in India Commissioning of the floating LNG regasification terminal in Lubmin, Germany Authorization by the French and European authorities for the installation of the floating LNG regasification terminal in Le Havre in France Integrated Power Closing of the acquisition of a 34% interest in Casa dos Ventos, leading renewable developer in Brazil Acquisition from Corio Generation a 50% interest (minus 10 shares) in the 600 MW Formosa 3 offshore wind project in Taiwan Signature of renewable power purchase agreements with Sasol and Air Liquide in South Africa Decarbonization & new molecules Acquisition of PGB, Poland's leading biogas producer Entry on two permits for the storage of CO2 in the North Sea, Denmark (3) Some of the transactions mentioned in the highlights remain subject to the agreement of the authorities or to the fulfilment of conditions precedent under the terms of the agreements.

2. Key figures from TotalEnergies' consolidated financial statements[4]

In millions of dollars, except effective tax rate, earnings per share and number of shares	1Q23	4Q22	1Q23 vs 4Q22	1Q22	1Q23 vs 1Q22
Adjusted EBITDA [5]	14,167	15,997	-11%	17,424	-19%
Adjusted net operating income from business segments	6,993	8,238	-15%	9,458	-26%
Exploration & Production	2,653	3,528	-25%	5,015	-47%
Integrated LNG	2,072	2,408	-14%	3,133	-34%
Integrated Power	370	481	-23%	(82)	ns
Refining & Chemicals	1,618	1,487	+9%	1,120	+44%
Marketing & Services	280	334	-16%	272	+3%
Contribution of equity affiliates to adjusted net income	1,079	1,873	-42%	1,861	-42%
Effective tax rate [6]	41.4%	41.4%		38.7%	
Adjusted net income (TotalEnergies share)	6,541	7,561	-13%	8,977	-27%
Adjusted fully-diluted earnings per share (dollars) [7]	2.61	2.97	-12%	3.40	-23%
Adjusted fully-diluted earnings per share (euros)*	2.43	2.93	-17%	3.03	-20%
Fully-diluted weighted-average shares (millions)	2,479	2,522	-2%	2,614	-5%
Net income (TotalEnergies share)	5,557	3,264	+70%	4,944	+12%
Organic investments [8]	3,433	3,935	-13%	1,981	+73%
Net acquisitions [9]	2,987	(133)	ns	922	x3.2
Net investments [10]	6,420	3,802	+69%	2,903	x2.2
Operating cash flow before working capital changes [11]	9,621	9,135	+5%	11,626	-17%
Operating cash flow before working capital changes w/o financial charges (DACF) [12]	9,774	9,361	+4%	11,995	-19%
Cash flow from operations	5,133	5,618	-9%	7,617	-33%

* Average €-$ exchange rate: 1.0730 in the first quarter 2023, 1.0205 in the fourth quarter 2022 and 1.1217 in the first quarter 2022.

(4) Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value; adjustment items are on page 19.
(5) Adjusted EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) corresponds to the adjusted earnings before depreciation, depletion and impairment of tangible and intangible assets and mineral interests, income tax expense and cost of net debt, i.e., all operating income and contribution of equity affiliates to net income.
(6) Effective tax rate = (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).
(7) In accordance with IFRS rules, adjusted fully-diluted earnings per share is calculated from the adjusted net income less the interest on the perpetual subordinated bonds.
(8) Organic investments = net investments excluding acquisitions, asset sales and other operations with non-controlling interests.
(9) Net acquisitions = acquisitions – assets sales – other transactions with non-controlling interests (see page 21).
(10) Net investments = organic investments + net acquisitions (see page 21).
(11) Operating cash flow before working capital changes, is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of Integrated LNG and Integrated Power contracts and including capital gains from renewable projects sale. The inventory valuation effect is explained on page 25. The reconciliation table for different cash flow figures is on page 21.
(12) DACF = debt adjusted cash flow, is defined as operating cash flow before working capital changes and financial charges.

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3. Key figures of environment, greenhouse gas emissions and production

3.1 Environment* – liquids and gas price realizations, refining margins

	1Q23	4Q22	1Q23 vs 4Q22	1Q22	1Q23 vs 1Q22
Brent ($/b)	81.2	88.8	-9%	102.2	-21%
Henry Hub ($/Mbtu)	2.7	6.1	-55%	4.6	-40%
NBP ($/Mbtu)	16.1	32.3	-50%	32.3	-50%
JKM ($/Mbtu)	16.5	30.5	-46%	31.1	-47%
Average price of liquids ($/b) Consolidated subsidiaries	73.4	80.6	-9%	90.1	-19%
Average price of gas ($/Mbtu) Consolidated subsidiaries	8.89	12.74	-30%	12.27	-28%
Average price of LNG ($/Mbtu) Consolidated subsidiaries and equity affiliates	13.27	14.83	-11%	13.60	-2%
Variable cost margin - Refining Europe, VCM ($/t)**	87.8	73.6	+19%	46.3	+90%

* The indicators are shown on page 26.
** This indicator represents TotalEnergies' average margin on variable cost for refining in Europe (equal to the difference between TotalEnergies European refined product sales and crude oil purchases with associated variable costs divided by volumes refined in tons).

3.2 Greenhouse gas emissions[13]

GHG emissions ($MtCO_2e$)	1Q23	4Q22	1Q23 vs 4Q22	1Q22	1Q23 vs 1Q22
Scope 1+2 from operated facilities [14]	9.1	10.1	-10%	9.6	-6%
of which Oil & Gas	7.6	8.3	-8%	7.9	-4%
of which CCGT	1.5	1.8	-17%	1.7	-15%
Scope 1+2 - equity share	12.8	14.7	-13%	14.0	-9%

Estimated 1Q23 emissions.

Scope 1+2 emissions from operated installations were down in the first quarter 2023, as a result of the decrease in the use of gas-fired power plants in a context of lower demand in Europe and given the decline in flaring on Exploration & Production facilities.

Methane emissions ($ktCH_4$)	1Q23	4Q22	1Q23 vs 4Q22	1Q22	1Q23 vs 1Q22
Methane emissions from operated facilities	9	11	-17%	10	-8%
Methane emissions - equity share	11	10	+12%	12	-7%

Estimated 1Q23 emissions.

Scope 3 emissions ($MtCO_2e$)	1Q23	2022
Scope 3 from Oil, Biofuels and Gas Worldwide [15]	est. 90	389

(13) The six greenhouse gases in the Kyoto protocol, namely CO_2, CH_4, N_2O, HFCs, PFCs and SF_6, with their respective GWP (Global Warming Potential) as described in the 2007 IPCC report. HFCs, PFCs and SF_6 are virtually absent from the Company's emissions or are considered as non-material and are therefore not counted.
(14) Scope 1+2 GHG emissions of operated facilities are defined as the sum of direct emissions of greenhouse gases from sites or activities that are included in the scope of reporting (as defined in the Company's 2022 Universal Registration Document) and indirect emissions attributable to brought-in energy (electricity, heat, steam), excluding purchased industrial gases (H_2).
(15) TotalEnergies reports Scope 3 GHG emissions, category 11, which correspond to indirect GHG emissions related to the use by customers of energy products, i.e., combustion of the products to obtain energy. The Company follows the oil & gas industry reporting guidelines published by IPIECA, which comply with the GHG Protocol methodologies. In order to avoid double counting, this methodology accounts for the largest volume in the oil, biofuels and gas value chains, i.e., the higher of the two production volumes or sales to end customers. The highest point for each value chain for 2023 will be evaluated considering realizations over the full year, TotalEnergies gradually providing quarterly estimates.

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3.3 Production*

Hydrocarbon production	1Q23	4Q22	1Q23 vs 4Q22	1Q22	1Q23 vs 1Q22
Hydrocarbon production (kboe/d)	2,524	2,812	*-10%*	2,843	*-11%*
Oil (including bitumen) (kb/d)	1,398	1,357	*+3%*	1,305	*+7%*
Gas (including condensates and associated NGL) (kboe/d)	1,126	1,455	*-23%*	1,538	*-27%*
Hydrocarbon production (kboe/d)	2,524	2,812	*-10%*	2,843	*-11%*
Liquids (kb/d)	1,562	1,570	-	1,527	*+2%*
Gas (Mcf/d)	5,191	6,681	*-22%*	7,162	*-28%*
Hydrocarbon production excluding Novatek (kboe/d)	2,524	2,475	*+2%*	2,508	*+1%*

* Company production = E&P production + Integrated LNG production.

Hydrocarbon production was 2,524 thousand barrels of oil equivalent per day (kboe/d) in the first quarter of 2023, up 1% year-on-year (excluding Novatek), comprised of:

- +4% due to start-ups and ramp-ups, notably Mero 1 in Brazil and Ikike in Nigeria,
- +1% due to the increase in OPEC+ production quotas,
- -1% portfolio effect, notably related to the end of the Bongkot operating licenses in Thailand, the exit from Termokarstovoye and Kharyaga in Russia and the effective withdrawal from Myanmar, partially offset by the entry into the producing fields of Sépia and Atapu in Brazil and SARB / Umm Lulu in the United Arab Emirates, as well as the increased participation in the Waha concessions in Libya,
- -3% due to the natural decline of the fields.

Production was up 2% quarter-on-quarter (excluding Novatek), benefiting in particular from the start-up of gas production from Block 10 in Oman, the acquisition of an interest in the SARB / Umm Lulu oil fields in the United Arab Emirates, and the ramp-up of Johan Sverdrup Phase 2 project in Norway.

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4. Analysis of business segments

4.1 Integrated LNG

4.1.1 Production

Hydrocarbon production for LNG	1Q23	4Q22	1Q23 vs 4Q22	1Q22	1Q23 vs 1Q22
Integrated LNG (kboe/d)	463	503	-8%	492	-6%
Liquids (kb/d)	62	58	+6%	60	+3%
Gas (Mcf/d)	2,179	2,420	-10%	2,349	-7%
Integrated LNG excluding Novatek (kboe/d)	463	445	+4%	433	+7%

Liquefied Natural Gas in Mt	1Q23	4Q22	1Q23 vs 4Q22	1Q22	1Q23 vs 1Q22
Overall LNG sales	11.0	12.7	-13%	13.3	-17%
incl. Sales from equity production*	4.0	4.4	-11%	4.4	-11%
incl. Sales by TotalEnergies from equity production and third party purchases	9.9	11.4	-14%	11.9	-17%

* The Company's equity production may be sold by TotalEnergies or by the joint ventures.

Hydrocarbon production for LNG was up 7% year-on-year (excluding Novatek), due to the restart of Snøhvit in Norway during the second quarter 2022.

Overall LNG sales in the first quarter of 2023 were down 17% year-on-year, mainly as a result of lower spot volumes, linked to lower demand for LNG in Europe due to the mild winter weather and high inventories.

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4.1.2 Results

In millions of dollars	1Q23	4Q22	1Q23 vs 4Q22	1Q22	1Q23 vs 1Q22
Adjusted net operating income*	2,072	2,408	*-14%*	3,133	*-34%*
including adjusted income from equity affiliates	786	1,213	*-35%*	1,404	*-44%*
Organic investments	396	195	*x2*	(61)	*ns*
Net acquisitions	759	19	*x39.9*	(20)	*ns*
Net investments	1,155	214	*x5.4*	(81)	*ns*
Operating cash flow before working capital changes **	2,081	2,688	*-23%*	2,492	*-16%*
Cash flow from operations ***	3,536	134	*x26.4*	2,219	*+59%*

* Detail of adjustment items shown in the business segment information annex to financial statements.
** Excluding financial charges, except those related to lease contracts, excluding the impact of contracts recognized at fair value.
*** Excluding financial charges, except those related to leases.

Integrated LNG adjusted net operating income was $2,072 million in the first quarter 2023:

- down 10% quarter-on-quarter (excluding Novatek), mainly due to lower hydrocarbon prices;
- down 25% year-on-year (excluding Novatek) due to lower LNG sales and prices, as well as exceptional trading results in the first quarter of 2022.

Operating cash flow before working capital changes for Integrated LNG was $2,081 million in the first quarter 2023:

- down 23% quarter-on-quarter (excluding Novatek), due to lower prices and a lag effect on dividend payments received from equity affiliates;
- down 16% year-on-year (excluding Novatek), due to lower prices.

Cash flow from operations was $3,536 million for the quarter, linked to the positive impact on working capital of the decrease in margin calls and receivables.

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4.2 Integrated Power

4.2.1 Capacities, productions, clients and sales

Integrated Power	1Q23	4Q22	1Q23 vs 4Q22	1Q22	1Q23 vs 1Q22
Portfolio of renewable power generation gross capacity (GW) (1),(2)	70.4	69.0	+2%	46.8	+50%
o/w installed capacity	17.9	16.8	+7%	10.7	+68%
o/w capacity in construction	6.2	6.1	+1%	6.1	+2%
o/w capacity in development	46.3	46.0	+1%	30.1	+54%
Portfolio of renewable power generation net capacity (GW) (2)	44.4	45.5	-2%	34.4	+29%
o/w installed capacity	8.4	7.7	+9%	5.4	+55%
o/w capacity in construction	4.0	4.1	-2%	4.2	-3%
o/w capacity in development	32.0	33.6	-5%	24.8	+29%
Gas-fired power generation gross installed capacity (GW) (2)	5.8	5.8	-	5.8	-
Gas-fired power generation net installed capacity (GW) (2)	4.3	4.3	-	4.5	-5%
Net power production (TWh) (3)	8.4	9.4	-11%	7.6	+10%
incl. power production from renewables	3.8	3.3	+16%	2.2	+72%
Clients power - BtB and BtC (Million) (2)	6.0	6.1	-2%	6.1	-1%
Clients gas - BtB and BtC (Million) (2)	2.8	2.7	-	2.7	+1%
Sales power - BtB and BtC (TWh)	15.5	14.6	+6%	16.3	-5%
Sales gas - BtB and BtC (TWh)	37.3	28.1	+33%	35.0	+7%

(1) Includes 20% of Adani Green Energy Ltd's gross capacity effective first quarter 2021, 50% of Clearway Energy Group's gross capacity effective third quarter 2022 and 49% of Casa dos Ventos' gross capacity effective first quarter 2023.
(2) End of period data.
(3) Solar, wind, hydroelectric and combined-cycle gas turbine (CCGT) plants.

Gross installed renewable power generation capacity was close to 18 GW at the end of the first quarter 2023, up by more than 1 GW quarter-on-quarter, including 0.6 GW from the acquisition of an interest in the Casa dos Ventos portfolio of renewable projects in Brazil and the connection of 0.3 GW from the Seagreen offshore wind project in the UK.

Net electricity generation was 8.4 TWh in the quarter:

- up 10% year-on-year, due to growing electricity generation from renewables, offsetting the lower generation from flexible capacity,
- down 11% quarter-on-quarter due to lower flexible capacity generation in the context of lower demand, partially offset by growing renewable power generation.

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4.2.2 Results

In millions of dollars	1Q23	4Q22	1Q23 vs 4Q22	1Q22	1Q23 vs 1Q22
Adjusted net operating income*	370	481	*-23%*	(82)	*ns*
including adjusted income from equity affiliates	56	88	*-36%*	26	*x2.2*
Organic investments	577	455	*+27%*	319	*+81%*
Net acquisitions	519	(230)	*ns*	661	*-22%*
Net investments	1,096	225	*x4.9*	980	*+12%*
Operating cash flow before working capital changes **	440	439	-	93	*x4.7*
Cash flow from operations ***	(1,285)	861	*ns*	(1,904)	*ns*

* Detail of adjustment items shown in the business segment information annex to financial statements.

** Excluding financial charges, except those related to lease contracts, excluding the impact of contracts recognized at fair value for the sector and including capital gains on the sale of renewable projects.

*** Excluding financial charges, except those related to leases. Excluding margin calls, reported in the Integrated LNG segment since the implementation in 2022 of its centralized management.

Integrated Power adjusted net operating income was $370 million in the first quarter 2023:

- up significantly year-on-year, due to the contribution from gas-fired power plants and the performance of power trading, which offset the impact of seasonality in the power marketing business,
- down 23% quarter-on-quarter, notably due to the impact of seasonality in the power marketing business.

Cash flow from operations was ($1,285) million in the first quarter 2023, mainly due to the negative impact on working capital of the seasonality of the power & gas marketing business (gap between a seasonal monthly cost of supply and a fixed monthly B2C clients payment estimated on the year-n-1 consumption).

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4.3 Exploration & Production

4.3.1 Production

Hydrocarbon production	1Q23	4Q22	1Q23 vs 4Q22	1Q22	1Q23 vs 1Q22
EP (kboe/d)	2,061	2,309	-11%	2,351	-12%
Liquids (kb/d)	1,500	1,512	-1%	1,467	+2%
Gas (Mcf/d)	3,012	4,261	-29%	4,813	-37%
EP excluding Novatek (kboe/d)	2,061	2,030	+2%	2,075	-1%

4.3.2 Results

In millions of dollars, except effective tax rate	1Q23	4Q22	1Q23 vs 4Q22	1Q22	1Q23 vs 1Q22
Adjusted net operating income*	2,653	3,528	-25%	5,015	-47%
including adjusted income from equity affiliates	135	316	-57%	355	-62%
Effective tax rate**	57.1%	54.4%		47.0%	
Organic investments	2,134	2,219	-4%	1,426	+50%
Net acquisitions	1,938	105	x18.5	316	x6.1
Net investments	4,072	2,324	+75%	1,742	x2.3
Operating cash flow before working capital changes ***	4,907	4,988	-2%	7,303	-33%
Cash flow from operations ***	4,536	4,035	+12%	5,768	-21%

* Details on adjustment items are shown in the business segment information annex to financial statements.

** Tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments - impairment of goodwill + tax on adjusted net operating income).

*** Excluding financial charges, except those related to leases.

Exploration & Production adjusted net operating income was $2,653 million in the first quarter 2023:

- down 22% quarter-on-quarter (excluding Novatek), due to lower oil and gas prices,
- down 45% year-on-year (excluding Novatek) for the same reasons, as well as higher taxation, particularly in the UK.

Operating cash flow before working capital changes in the first quarter 2023 was $4,907 million, down 3% quarter-on-quarter (excluding Novatek), reflecting lower gas and oil prices in the first quarter 2023 and exceptional taxes during the fourth quarter 2022, notably taxes related to the European solidarity contribution.

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4.4 Downstream (Refining & Chemicals and Marketing & Services)

4.4.1 Results

In millions of dollars	1Q23	4Q22	1Q23 vs 4Q22	1Q22	1Q23 vs 1Q22
Adjusted net operating income*	1,898	1,821	+4%	1,392	+36%
Organic investments	290	1,023	-72%	292	-1%
Net acquisitions	(229)	(28)	ns	(34)	ns
Net investments	61	995	-94%	258	-76%
Operating cash flow before working capital changes **	2,189	1,681	+30%	1,896	+15%
Cash flow from operations **	(1,524)	939	ns	2,005	ns

* Detail of adjustment items shown in the business segment information annex to financial statements.
** Excluding financial charges, except those related to leases.

4.5 Refining & Chemicals

4.5.1 Refinery and petrochemicals throughput and utilization rates

Refinery throughput and utilization rate*	1Q23	4Q22	1Q23 vs 4Q22	1Q22	1Q23 vs 1Q22
Total refinery throughput (kb/d)	1,403	1,389	+1%	1,317	+6%
France	357	312	+14%	252	+42%
Rest of Europe	596	580	+3%	605	-1%
Rest of world	450	497	-10%	460	-2%
Utlization rate based on crude only**	78%	77%		74%	

* Includes refineries in Africa reported in the Marketing & Services segment.
** Based on distillation capacity at the beginning of the year.

Petrochemicals production and utilization rate	1Q23	4Q22	1Q23 vs 4Q22	1Q22	1Q23 vs 1Q22
Monomers* (kt)	1,295	1,095	+18%	1,404	-8%
Polymers (kt)	1,111	917	+21%	1,274	-13%
Steamcracker utilization rate**	75%	66%		86%	

* Olefins.
** Based on olefins production from steam crackers and their treatment capacity at the start of the year.

Refined volumes were up 6% year-on-year, notably due to the restart of the Donges refinery in France in the second quarter 2022.

Petrochemical production was down 8% year-on-year for monomers and 13% for polymers, due to slowing global demand.

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12 4.5.2 Results * Detail of adjustment items shown in the business segment information annex to financial statements. ** Excluding financial charges, except those related to leases. Refining & Chemicals adjusted net operating income was $1,618 million in the first quarter 2023: up 9% quarter-on-quarter, due to strong margins, up 44% year-on-year for the same reason as well as higher refined volumes. Operating cash flow before working capital changes was $1,733 million in the first quarter of 2023, up 51% quarter-on-quarter, taking into account the fourth quarter 2022 negative impact of the European solidarity contribution for refining activities of $0.7 billion. Cash flow from operations was ($851) million in the first quarter of 2023, due to the negative impact on working capital of an increase in inventories linked to strikes in France in March. In millions of dollars 1Q23 4Q22 1Q23 vs 4Q22 1Q22 1Q23 vs 1Q22 Adjusted net operating income* 1,618 1,487 +9% 1,120 +44% Organic investments 198 585 -66% 197 +1% Net acquisitions 5 (5) ns - ns Net investments 203 580 -65% 197 +3% Operating cash flow before working capital changes ** 1,733 1,144 +51% 1,433 +21% Cash flow from operations ** (851) 232 ns 1,107 ns

4.6 Marketing & Services

4.6.1 Petroleum product sales

Sales in kb/d*	1Q23	4Q22	1Q23 vs 4Q22	1Q22	1Q23 vs 1Q22
Total Marketing & Services sales	1,360	1,450	-6%	1,452	-6%
Europe	757	816	-7%	790	-4%
Rest of world	602	634	-5%	662	-9%

* Excludes trading and bulk refining sales.

In the first quarter 2023, sales of petroleum products were down 6% quarter-on-quarter and year-on-year, due to lower industrial demand in Europe linked to higher prices for petroleum products, partially offset by the recovery in aviation activities.

4.6.2 Results

In millions of dollars	1Q23	4Q22	1Q23 vs 4Q22	1Q22	1Q23 vs 1Q22
Adjusted net operating income*	280	334	-16%	272	+3%
Organic investments	92	438	-79%	95	-3%
Net acquisitions	(234)	(23)	ns	(34)	ns
Net investments	(142)	415	ns	61	ns
Operating cash flow before working capital changes **	456	537	-15%	463	-2%
Cash flow from operations **	(673)	707	ns	898	ns

* Detail of adjustment items shown in the business segment information annex to financial statements.
** Excluding financial charges, except those related to leases.

Marketing & Services adjusted net operating income was $280 million in the first quarter 2023, up 3% year-on-year, mainly thanks to the strong performance of the retail network activities.

Cash flow from operations was ($673) million in the first quarter of 2023, due to the negative impact of lower prices on working capital.

13

14 5. TotalEnergies results 5.1 Adjusted net operating income from business segments Adjusted net operating income from business segments was $6,993 million in the first quarter 2023, compared to $9,458 million in the first quarter of 2022, mainly due to lower oil and gas prices. 5.2 Adjusted net income (TotalEnergies share) TotalEnergies adjusted net income was $6,541 million in the first quarter 2023 versus $8,977 million in the first quarter of 2022, mainly due to lower oil and gas prices. Adjusted net income excludes the after-tax inventory effect, special items and the impact of changes in fair value(16) .. Adjustments to net income(17) were ($984) million in the first quarter 2023, consisting mainly of: ($0.4) billion of inventory effect, ($0.4) billion effects of changes in fair value, ($0.2) billion related to the impacts of the European solidarity contribution and the inframarginal income contribution in France. TotalEnergies’ average tax rate of 41.4% in the first quarter 2023 was stable compared to the previous quarter, versus 38.7% in the first quarter 2022, mainly as a result of the higher tax rate for Exploration & Production, related notably to the Energy Profits Levy in the UK. 5.3 Adjusted earnings per share Adjusted diluted net earnings per share were $2.61 in the first quarter 2023, based on 2,479 million weighted average diluted shares, compared to $3.40 a year earlier. As of March 31, 2023, the number of diluted shares was 2,468 million. As part of its shareholder return policy, TotalEnergies repurchased 32.2 million shares for cancellation in the first quarter of 2023 for $2 billion. 5.4 Acquisitions - asset sales Acquisitions were $3,256 million in the first quarter 2023, notably for: the acquisition of a 20% interest in the SARB/ Umm Lulu concession in the United Arab Emirates, payments related to the acquisition of a 6.25% stake in the NFE LNG project in Qatar, a 34% stake in a joint venture with Casa dos Ventos in Brazil. Divestments were $269 million in the first quarter 2023, mainly related to the sale of 50% of the Marketing & Services subsidiary in Egypt. 5.5 Net cash flow TotalEnergies' net cash flow(18) was $3,201 million in the first quarter 2023 compared to $8,723 million a year earlier, given the $2,005 million decrease in cash flow and the $3,517 million increase in net investments to $6,420 million this quarter. In the first quarter, cash flow from operations was $5,133 million compared to $9,621 million of operating cash flow before working capital changes, reflecting the $4.5 billion increase in working capital requirements, mainly due to the effects of lower prices on tax and trade payables, higher crude and petroleum product inventories notably due to the strikes in France, and the seasonality of the gas and power marketing business. (16) These adjustment elements are explained page 25. (17) Total net income adjustment items are detailed page 19 as well as in the annexes to the accounts. (18) Net cash flow = operating cash flow before working capital changes - net investments (including other transactions with non-controlling interest).

5.6 Profitability

Return on equity was 29.7% for the twelve months ended March 31, 2023.

In millions of dollars	April 1, 2022 March 31, 2023	January 1, 2022 December 31, 2022	April 1, 2021 March 31, 2022
Adjusted net income	34,219	36,657	24,382
Average adjusted shareholders' equity	115,233	112,831	111,794
Return on equity (ROE)	**29.7%**	**32.5%**	**21.8%**

Return on average capital employed was 25.4% for the twelve months ended March 31, 2023.

In millions of dollars	April 1, 2022 March 31, 2023	January 1, 2022 December 31, 2022	April 1, 2021 March 31, 2022
Adjusted net operating income	35,712	38,212	25,803
Average capital employed	140,842	135,312	143,517
ROACE	**25.4%**	**28.2%**	**18.0%**

6. TotalEnergies SE statutory accounts

Net income for TotalEnergies SE, the parent company, amounted to €2,189 million in the first quarter 2023, compared to €1,035 million in the first quarter 2022.

7. Annual 2023 Sensitivities*

	Change	Estimated impact on adjusted net operating income	Estimated impact on cash flow from operations
Dollar	+/- 0.1 $ per €	-/+ 0.1 B$	~0 B$
Average liquids price**	+/- 10 $/b	+/- 2.5 B$	+/- 3.0 B$
European gas price - NBP / TTF	+/- 2 $/Mbtu	+/- 0.4 B$	+/- 0.4 B$
Variable cost margin, European refining (VCM)	+/- 10 $/t	+/- 0.4 B$	+/- 0.5 B$

* Sensitivities are revised once per year upon publication of the previous year's fourth quarter results. Sensitivities are estimates based on assumptions about TotalEnergies' portfolio in 2023. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals.

** In a 80 $/b Brent environment.

15

16 8. Outlook After briefly falling below $75/b in mid-March, oil prices rose above $80/b in April, notably due to the decision by some OPEC+ countries to reduce their production quotas to stabilize a market marked by fears of financial crisis and recession. After several quarters of exceptionally high diesel cracks, European refining margins are easing down because of lower economic growth expectations and high products inventories fueled by Chinese exports and the quicker than anticipated reorganization of Russian flows following the European embargo. Demand for petroleum products could be supported in the coming weeks by the entry into the driving season in the US for gasoline, as well as the global recovery of air traffic for aviation fuel. Given the evolution of oil and gas prices in recent months and the lag effect on price formulas, TotalEnergies anticipates that its average LNG selling price should be between $10-12/Mbtu in the second quarter 2023. Given the high inventory levels at the end of winter, European and Asian gas prices are expected to remain stable in the second quarter before rebounding in the second half 2023, driven by restocking gas in Europe before winter and the demand recovery in China, in a context of limited LNG production growth. Futures markets anticipate prices in the range of $18/Mbtu for winter 2023-24. For the second quarter 2023, TotalEnergies anticipates a hydrocarbon production around 2.5 Mboe/d, LNG sales that should benefit from the restart of Freeport LNG and a utilization rate in refineries up to more than 80% given the end of strikes in France. The Company confirms its guidance for net investments between $16-18 billion in 2023, including $5 billion in low-carbon energies. * * * * To listen to the conference call with CEO Patrick Pouyanné and CFO Jean-Pierre Sbraire today at 13:30 (Paris time), please log on to totalenergies.com or dial +44 (0) 121 281 8004 or +1 (718) 705-8796. The conference replay will be available on the Company's website totalenergies.com after the event. * * * * TotalEnergies contacts Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

9. Operating information by segment

9.1 Company's production (Exploration & Production + Integrated LNG)

Combined liquids and gas production by region (kboe/d)	1Q23	4Q22	1Q23 vs 4Q22	1Q22	1Q23 vs 1Q22
Europe	583	918	-37%	959	-39%
Africa	494	477	+4%	498	-1%
Middle East and North Africa	718	703	+2%	670	+7%
Americas	441	442	-	386	+14%
Asia-Pacific	288	272	+6%	330	-13%
Total production	2,524	2,812	-10%	2,843	-11%
includes equity affiliates	344	670	-49%	715	-52%

Liquids production by region (kb/d)	1Q23	4Q22	1Q23 vs 4Q22	1Q22	1Q23 vs 1Q22
Europe	235	282	-17%	298	-21%
Africa	371	358	+4%	371	-
Middle East and North Africa	578	565	+2%	538	+7%
Americas	263	259	+2%	201	+31%
Asia-Pacific	116	106	+9%	119	-3%
Total production	1,562	1,570	-	1,527	+2%
includes equity affiliates	150	199	-24%	210	-29%

Gas production by region (Mcf/d)	1Q23	4Q22	1Q23 vs 4Q22	1Q22	1Q23 vs 1Q22
Europe	1,879	3,412	-45%	3,557	-47%
Africa	615	592	+4%	643	-4%
Middle East and North Africa	772	745	+4%	727	+6%
Americas	994	1,030	-3%	1,041	-5%
Asia-Pacific	931	902	+3%	1,194	-22%
Total production	5,191	6,681	-22%	7,162	-28%
includes equity affiliates	1,054	2,535	-58%	2,714	-61%

17

9.2 Downstream (Refining & Chemicals and Marketing & Services)

Petroleum product sales by region (kb/d)	1Q23	4Q22	1Q23 vs 4Q22	1Q22	1Q23 vs 1Q22
Europe	1,736	1,665	+4%	1,635	+6%
Africa	667	743	-10%	761	-12%
Americas	849	740	+15%	775	+9%
Rest of world	623	558	+12%	531	+17%
Total consolidated sales	3,875	3,706	+5%	3,701	+5%
Includes bulk sales	387	388	-	409	-5%
Includes trading	2,127	1,868	+14%	1,840	+16%

Petrochemicals production* (kt)	1Q23	4Q22	1Q23 vs 4Q22	1Q22	1Q23 vs 1Q22
Europe	1,047	835	+25%	1,260	-17%
Americas	607	477	+27%	638	-5%
Middle East and Asia	753	700	+7%	781	-4%

* Olefins, polymers.

9.3 Renewables

Installed power generation gross capacity (GW) [1,2]	1Q23					4Q22				
	Solar	Onshore Wind	Offshore Wind	Other	**Total**	Solar	Onshore Wind	Offshore Wind	Other	**Total**
France	0.8	0.6	0.0	0.2	**1.5**	0.8	0.6	0.0	0.1	**1.5**
Rest of Europe	0.2	1.1	0.5	0.0	**1.8**	0.2	1.1	0.3	0.0	**1.6**
Africa	0.1	0.0	0.0	0.0	**0.2**	0.1	0.0	0.0	0.0	**0.1**
Middle East	1.2	0.0	0.0	0.0	**1.2**	1.2	0.0	0.0	0.0	**1.2**
North America	3.0	2.1	0.0	0.1	**5.1**	2.9	2.1	0.0	0.1	**5.1**
South America	0.4	0.9	0.0	0.0	**1.3**	0.4	0.3	0.0	0.0	**0.7**
India	5.0	0.4	0.0	0.0	**5.4**	4.9	0.4	0.0	0.0	**5.3**
Asia-Pacific	1.3	0.0	0.1	0.0	**1.5**	1.2	0.0	0.1	0.0	**1.4**
Total	**12.0**	**5.0**	**0.7**	**0.3**	**17.9**	**11.7**	**4.5**	**0.4**	**0.2**	**16.8**

Power generation gross capacity from renewables in construction (GW) [1,2]	1Q23					4Q22				
	Solar	Onshore Wind	Offshore Wind	Other	**Total**	Solar	Onshore Wind	Offshore Wind	Other	**Total**
France	0.2	0.1	0.0	0.0	**0.4**	0.2	0.1	0.0	0.1	**0.4**
Rest of Europe	0.1	0.0	0.6	0.0	**0.7**	0.1	0.0	0.9	0.0	**1.0**
Africa	0.0	0.0	0.0	0.0	**0.0**	0.0	0.0	0.0	0.0	**0.0**
Middle East	0.0	0.0	0.0	0.0	**0.0**	0.0	0.0	0.0	0.0	**0.0**
North America	2.7	0.1	0.0	0.5	**3.4**	2.6	0.0	0.0	0.5	**3.1**
South America	0.1	0.6	0.0	0.0	**0.7**	0.0	0.0	0.0	0.0	**0.0**
India	0.4	0.1	0.0	0.0	**0.5**	0.8	0.2	0.0	0.0	**1.0**
Asia-Pacific	0.0	0.0	0.5	0.0	**0.6**	0.1	0.0	0.5	0.0	**0.6**
Total	**3.6**	**0.9**	**1.2**	**0.5**	**6.2**	**3.8**	**0.3**	**1.4**	**0.6**	**6.1**

Power generation gross capacity from renewables in development (GW) [1,2]	1Q23					4Q22				
	Solar	Onshore Wind	Offshore Wind	Other	**Total**	Solar	Onshore Wind	Offshore Wind	Other	**Total**
France	0.9	0.2	0.0	0.0	**1.2**	1.6	0.4	0.0	0.0	**2.0**
Rest of Europe	3.6	0.4	4.4	0.1	**8.4**	3.8	0.4	4.4	0.1	**8.6**
Africa	0.7	0.3	0.0	0.1	**1.1**	0.6	0.1	0.0	0.1	**0.9**
Middle East	0.5	0.0	0.0	0.0	**0.5**	0.6	0.0	0.0	0.0	**0.6**
North America	10.7	2.8	4.1	4.5	**22.1**	10.8	3.4	4.1	4.1	**22.4**
South America	1.3	0.5	0.0	0.0	**1.8**	0.8	1.1	0.0	0.2	**2.0**
India	4.6	0.2	0.0	0.0	**4.8**	4.4	0.1	0.0	0.0	**4.5**
Asia-Pacific	2.4	0.4	2.9	0.7	**6.4**	2.2	0.1	2.3	0.4	**5.0**
Total	**24.7**	**4.8**	**11.4**	**5.4**	**46.3**	**24.8**	**5.5**	**10.8**	**4.9**	**46.0**

(1) Includes 20% of the gross capacities of Adani Green Energy Limited, 50% of Clearway Energy Group and, from 1Q23, 49% of Casa dos Ventos.
(2) End-of-period data.

18

10. Adjustment items to net income (TotalEnergies share)

In millions of dollars	1Q23	4Q22	1Q22
Special items affecting net income (TotalEnergies share)	(159)	(5,585)	(4,993)
Gain (loss) on asset sales	203	-	-
Restructuring charges	-	(14)	(3)
Impairments	(60)	(3,845)	(5,061)
Other	(302)	(1,726)	71
After-tax inventory effect : FIFO vs. replacement cost	(391)	(705)	1,040
Effect of changes in fair value	(434)	1,993	(80)
Total adjustments affecting net income	**(984)**	**(4,297)**	**(4,033)**

19

11. Reconciliation of adjusted EBITDA with consolidated financial statements

11.1 Reconciliation of net income (TotalEnergies share) to adjusted EBITDA

In millions of dollars	1Q23	4Q22	1Q23 vs 4Q22	1Q22	1Q23 vs 1Q22
Net income - TotalEnergies share	**5,557**	**3,264**	*+70%*	**4,944**	*+12%*
Less: adjustment items to net income (TotalEnergies share)	984	4,297	*-77%*	4,033	*-76%*
Adjusted net income - TotalEnergies share	**6,541**	**7,561**	*-13%*	**8,977**	*-27%*
Adjusted items					
Add: non-controlling interests	74	210	*-65%*	76	*-3%*
Add: income taxes	4,090	4,530	*-10%*	4,724	*-13%*
Add: depreciation, depletion and impairment of tangible assets and mineral interests	3,026	3,204	*-6%*	3,148	*-4%*
Add: amortization and impairment of intangible assets	99	111	*-11%*	96	*+3%*
Add: financial interest on debt	710	719	*-1%*	462	*+54%*
Less: financial income and expense from cash & cash equivalents	(373)	(338)	*ns*	(59)	*ns*
Adjusted EBITDA	**14,167**	**15,997**	*-11%*	**17,424**	*-19%*

11.2 Reconciliation of revenues from sales to adjusted EBITDA and net income (TotalEnergies share)

In millions of dollars	1Q23	4Q22	1Q23 vs 4Q22	1Q22	1Q23 vs 1Q22
Adjusted items					
Revenues from sales	58,309	63,884	*-9%*	63,938	*-9%*
Purchases, net of inventory variation	(37,479)	(42,755)	*ns*	(40,762)	*ns*
Other operating expenses	(7,752)	(7,027)	*ns*	(7,409)	*ns*
Exploration costs	(94)	(250)	*ns*	(136)	*ns*
Other income	77	636	*-88%*	121	*-36%*
Other expense, excluding amortization and impairment of intangible assets	(38)	(480)	*ns*	(173)	*ns*
Other financial income	248	266	*-7%*	119	*x2.1*
Other financial expense	(183)	(150)	*ns*	(135)	*ns*
Net income (loss) from equity affiliates	1,079	1,873	*-42%*	1,861	*-42%*
Adjusted EBITDA	**14,167**	**15,997**	*-11%*	**17,424**	*-19%*
Adjusted items					
Less: depreciation, depletion and impairment of tangible assets and mineral interests	(3,026)	(3,204)	*ns*	(3,148)	*ns*
Less: amortization of intangible assets	(99)	(111)	*ns*	(96)	*ns*
Less: financial interest on debt	(710)	(719)	*ns*	(462)	*ns*
Add: financial income and expense from cash & cash equivalents	373	338	*+10%*	59	*x6.3*
Less: income taxes	(4,090)	(4,530)	*ns*	(4,724)	*ns*
Less: non-controlling interests	(74)	(210)	*ns*	(76)	*ns*
Add: adjustment - TotalEnergies share	(984)	(4,297)	*ns*	(4,033)	*ns*
Net income - TotalEnergies share	**5,557**	**3,264**	*+70%*	**4,944**	*+12%*

20

12. Investments - Divestments

In millions of dollars	1Q23	4Q22	1Q23 vs 4Q22	1Q22	1Q23 vs 1Q22
Organic investments (a)	3,433	3,935	-13%	1,981	+73%
Capitalized exploration	205	287	-29%	114	+80%
Increase in non-current loans	374	210	+78%	234	+60%
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(229)	(259)	ns	(435)	ns
Change in debt from renewable projects (TotalEnergies share)	-	(124)	-100%	-	ns
Acquisitions (b)	3,256	292	x11.2	1,400	x2.3
Asset sales (c)	269	425	-37%	478	-44%
Change in debt from renewable projects (partner share)	(3)	109	ns	(2)	ns
Net acquisitions	2,987	(133)	ns	922	x3.2
Net investments (a + b - c)	**6,420**	**3,802**	**+69%**	**2,903**	**x2.2**
Other transactions with non-controlling interests (d)	-	50	-100%	-	ns
Organic loan repayment from equity affiliates (e)	6	(335)	ns	(487)	ns
Change in debt from renewable projects financing * (f)	(3)	233	ns	(2)	ns
Capex linked to capitalized leasing contracts (g)	60	61	-2%	36	+67%
Expenditures related to carbon credits (h)	1	8	-88%	-	ns
Cash flow used in investing activities (a + b - c + d + e + f - g - h)	**6,362**	**3,681**	**+73%**	**2,378**	**x2.7**

* Change in debt from renewable projects (TotalEnergies share and partner share).

13. Cash flow

In millions of dollars	1Q23	4Q22	1Q23 vs 4Q22	1Q22	1Q23 vs 1Q22
Operating cash flow before working capital changes w/o financial charges (DACF)	**9,774**	**9,361**	**+4%**	**11,995**	**-19%**
Financial charges	(153)	(226)	ns	(369)	ns
Operating cash flow before working capital changes (a) *	**9,621**	**9,135**	**+5%**	**11,626**	**-17%**
(Increase) decrease in working capital **	(3,989)	(2,247)	ns	(4,775)	ns
Inventory effect	(502)	(895)	ns	1,255	ns
Capital gain from renewable project sales	(3)	(40)	ns	(2)	ns
Organic loan repayments from equity affiliates	6	(335)	ns	(487)	ns
Cash flow from operations	**5,133**	**5,618**	**-9%**	**7,617**	**-33%**
Organic investments (b)	3,433	3,935	-13%	1,981	+73%
Free cash flow after organic investments, w/o net asset sales (a - b)	**6,188**	**5,200**	**+19%**	**9,645**	**-36%**
Net investments (c)	6,420	3,802	+69%	2,903	x2.2
Net cash flow (a - c)	**3,201**	**5,333**	**-40%**	**8,723**	**-63%**

* Operating cash flow before working capital changes, is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of Integrated LNG and Integrated Power sectors' contracts and including capital gain from renewable projects sale.
Historical data have been restated to cancel the impact of fair valuation of Integrated LNG and Integrated Power sectors' contracts.

** Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power sectors' contracts.

21

14. Gearing ratio

In millions of dollars	03/31/2023	12/31/2023	03/31/2022
Current borrowings [(1)]	16,280	14,065	16,759
Other current financial liabilities	597	488	502
Current financial assets [(1),(2)]	(7,223)	(8,556)	(7,231)
Net financial assets classified as held for sale	(38)	(38)	(38)
Non-current financial debt [(1)]	34,820	36,987	38,924
Non-current financial assets [(1)]	(1,101)	(1,303)	(587)
Cash and cash equivalents	(27,985)	(33,026)	(31,276)
Net debt (a)	**15,350**	**8,617**	**17,053**
Shareholders' equity - TotalEnergies share	115,581	111,724	116,480
Non-controlling interests	2,863	2,846	3,375
Shareholders' equity (b)	**118,444**	**114,570**	**119,855**
Net-debt-to-capital ratio = a / (a+b)	**11.5%**	**7.0%**	**12.5%**
Leases (c)	*8,131*	*8,096*	*8,028*
Net-debt-to-capital ratio including leases (a+c) / (a+b+c)	*16.5%*	*12.7%*	*17.3%*

(1) Excludes leases receivables and leases debts.
(2) Including initial margins held as part of the Company's activities on organized markets.

15. Return on average capital employed

Twelve months ended March 31, 2023

In millions of dollars	Integrated LNG	Integrated Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Company
Adjusted net operating income	10,108	1,427	15,117	7,800	1,558	35,712
Capital employed at 03/31/2022*	44,803	9,937	71,518	8,847	7,751	141,853
Capital employed at 03/31/2023*	34,183	18,982	67,658	10,115	8,811	139,830
ROACE	**25.6%**	**9.9%**	**21.7%**	**82.3%**	**18.8%**	**25.4%**

Full year 2022

In millions of dollars	Integrated LNG	Integrated Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Company
Adjusted net operating income	11,169	975	17,479	7,302	1,550	38,212
Capital employed at 12/31/2021*	46,654	9,324	71,675	8,069	8,783	141,813
Capital employed at 12/31/2022*	33,671	16,225	65,784	7,438	7,593	128,811
ROACE	**27.8%**	**7.6%**	**25.4%**	**94.2%**	**18.9%**	**28.2%**

* At replacement cost (excluding after-tax inventory effect).

22

16. Restated key figures for 2021 and 2022 for Integrated LNG and Integrated Power segments

16.1 Integrated LNG

16.1.1 Operational data

Hydrocarbon production for LNG	2021	2022	1Q22	2Q22	3Q22	4Q22
Integrated LNG (kboe/d)	529	469	492	462	418	503
Liquids (kb/d)	63	53	60	53	40	58
Gas (Mcf/d)	2,541	2,267	2,349	2,233	2,067	2,420

Liquefied Natural Gas in Mt	2021	2022	1Q22	2Q22	3Q22	4Q22
Overall LNG sales	42.0	48.1	13.3	11.7	10.4	12.7
incl. Sales from equity production*	17.4	17.0	4.4	4.1	4.0	4.4
incl. Sales by TotalEnergies from equity production and third party purchases	35.1	42.8	11.9	10.2	9.2	11.4

* The Company's equity production may be sold by TotalEnergies or by the joint-ventures.

16.1.2 Restated key figures

In millions of dollars	2021	2022	1Q22	2Q22	3Q22	4Q22
Adjusted net operating income	5,591	11,169	3,133	2,215	3,413	2,408
including adjusted income from equity affiliates	2,659	5,637	1,404	1,192	1,828	1,213
Organic investments	2,061	519	(61)	171	213	195
Net acquisitions	(910)	(47)	(20)	(36)	(10)	19
Net investments	1,151	472	(81)	135	203	214
Operating cash flow before working capital changes *	5,404	9,784	2,492	2,112	2,492	2,688
Cash flow from operations **	(2,765)	9,604	2,219	3,802	3,449	134
Capital employed end of period	46,654	33,671	44,803	41,606	37,742	33,671

Including the centralized management of balance sheet positions (including margin calls) related to single market access for LNG, gas and power activities since 2022.
Effects of changes in fair value in gas and LNG positions are allocated to the operating income of Integrated LNG sector
Effects of changes in fair value in power positions are allocated to the operating income of Integrated Power sector.
* Excluding financial charges, except those related to lease contracts, excluding the impact of contracts recognized at fair value for the sector.
** Excluding financial charges, except those related to leases.

23

16.2 Integrated Power

16.2.1 Operational data

Integrated Power	2021	2022	1Q22	2Q22	3Q22	4Q22
Portfolio of renewable power generation gross capacity (GW) [(1),(2),(3)]	43.0	69.0	46.8	50.7	67.8	69.0
o/w installed capacity	10.3	16.8	10.7	11.6	16.0	16.8
o/w capacity in construction	6.5	6.1	6.1	5.2	5.4	6.1
o/w capacity in development	26.2	46.0	30.1	33.9	46.4	46.0
Portfolio of renewable power generation net capacity (GW) [(3)]	31.7	45.5	34.4	38.4	45.2	45.5
o/w installed capacity	5.1	7.7	5.4	5.8	7.4	7.7
o/w capacity in construction	4.6	4.1	4.2	3.7	3.5	4.1
o/w capacity in development	22.0	33.6	24.8	28.9	34.2	33.6
Gas-fired power generation gross installed capacity (GW) [(3)]	5.8	5.8	5.8	5.8	5.8	5.8
Gas-fired power generation net installed capacity (CCGT) (GW) [(3)]	4.5	4.3	4.5	4.3	4.3	4.3
Net power production (TWh) [(4)]	21.2	33.2	7.6	7.7	8.5	9.4
incl. power production from renewables	6.8	10.4	2.2	2.5	2.4	3.3
Clients power - BtB and BtC (Million) [(3)]	6.1	6.1	6.1	6.2	6.3	6.1
Clients gas - BtB and BtC (Million) [(3)]	2.7	2.7	2.7	2.7	2.8	2.7
Sales power - BtB and BtC (TWh)	56.6	55.3	16.3	12.3	12.1	14.6
Sales gas - BtB and BtC (TWh)	101.2	96.3	35.0	19.1	14.2	28.1

(1) Includes 20% of Adani Green Energy Ltd's gross capacity effective first quarter 2021.
(2) Includes 50% of Clearway Energy Group's gross capacity effective third quarter 2022.
(3) End of period data.
(4) Solar, wind, hydroelectric and combined-cycle gas turbine (CCGT) plants.

16.2.2 Restated key figures

In millions of dollars	2021	2022	1Q22	2Q22	3Q22	4Q22
Adjusted net operating income	652	975	(82)	340	236	481
including adjusted income from equity affiliates	37	201	26	27	60	88
Organic investments	1,280	1,385	319	170	440	455
Net acquisitions	2,075	2,136	661	(22)	1,728	(230)
Net investments	3,355	3,521	980	148	2,168	225
Operating cash flow before working capital changes *	720	970	93	248	191	439
Cash flow from operations **	3,592	66	(1,904)	168	941	861
Capital employed end of period	9,324	16,225	9,937	12,568	17,181	16,225

Excluding the centralized management of balance sheet positions (including margin calls) related to single market access for LNG, gas and power activities since 2022.
Effects of changes in fair value in gas and LNG positions are allocated to the operating income of Integrated LNG sector
Effects of changes in fair value in power positions are allocated to the operating income of Integrated Power sector.
* Excluding financial charges, except those related to lease contracts, excluding the impact of contracts recognized at fair value for the sector and including capital gains on the sale of renewable projects.
** Excluding financial charges, except those related to leases.

24

25 Disclaimer: The terms “TotalEnergies”, “TotalEnergies company” and “Company” in this document are used to designate TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities. This press release presents the results for the first quarter 2023 from the consolidated financial statements of TotalEnergies SE as of March 31, 2023 (unaudited). The limited review procedures by the Statutory Auditors are underway. The notes to the consolidated financial statements (unaudited) are available on the website totalenergies.com. This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business activities and industrial strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document. These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, as well as economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as the COVID-19 pandemic. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. The information on risk factors that could have a significant adverse effect on TotalEnergies’ business, financial condition, including its operating income and cash flow, reputation, outlook or the value of financial instruments issued by TotalEnergies is provided in the most recent version of the Universal Registration Document which is filed by TotalEnergies SE with the French Autorité des Marchés Financiers and the annual report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”). Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies. In addition to IFRS measures, certain alternative performance indicators are presented, such as performance indicators excluding the adjustment items described below (adjusted operating income, adjusted net operating income, adjusted net income), return on equity (ROE), return on average capital employed (ROACE), gearing ratio, operating cash flow before working capital changes, the shareholder rate of return. These indicators are meant to facilitate the analysis of the financial performance of TotalEnergies and the comparison of income between periods. They allow investors to track the measures used internally to manage and measure the performance of TotalEnergies. These adjustment items include: (i) Special items Due to their unusual nature or particular significance, certain transactions qualified as "special items" are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years. (ii) Inventory valuation effect The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of TotalEnergies’ principal competitors. In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differentials between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost. (iii) Effect of changes in fair value The effect of changes in fair value presented as an adjustment item reflects, for some transactions, differences between internal measures of performance used by TotalEnergies’ management and the accounting for these transactions under IFRS. IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices. TotalEnergies, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in TotalEnergies’ internal economic performance. IFRS precludes recognition of this fair value effect. Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence. The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. Euro amounts presented for the fully adjusted-diluted earnings per share represent dollar amounts converted at the average euro-dollar (€-$) exchange rate for the applicable period and are not the result of financial statements prepared in euros. Cautionary Note to U.S. Investors – The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this press release, such as “potential reserves” or “resources”, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in the Form 20-F of TotalEnergies SE, File N° 1-10888, available from us at 2, place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at our website totalenergies.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website sec.gov.

First Quarter 2023: Main Indicators

Paris, April 18, 2023 – The main indicators, estimated financial information and key elements impacting TotalEnergies' first quarter 2023 aggregates are shown below:

Main indicators

		1Q23	4Q22	3Q22	2Q22	1Q22
€/$		1.07	1.02	1.01	1.06	1.12
Brent	($/b)	81.2	88.8	100.8	113.9	102.2
Average liquids price * (1)	($/b)	73.4	80.6	93.6	102.9	90.1
Average gas price ** (1)	($/Mbtu)	8.89	12.74	16.83	11.01	12.27
Average LNG price ** (1)	($/Mbtu)	13.27	14.83	21.51	13.96	13.60
Variable Cost Margin, European refining ***	($/t)	87.8	73.6	99.2	145.7	46.3

* Sales in $ / Sales in volume for consolidated affiliates.
** Sales in $ / Sales in volume for consolidated and equity affiliates.
*** This indicator represents the average margin on variable costs realized by TotalEnergies' European refining business (equal to the difference between the sales of refined products realized by TotalEnergies' European refining and the crude purchases as well as associated variable costs, divided by refinery throughput in tons).
(1) Does not take include oil, gas and LNG trading activities, respectively.

Main elements impacting the quarter aggregates

- Hydrocarbon production is expected to exceed 2.5 Mboe/d this quarter, up by close to 50 kboe/d compared to the previous quarter*, benefiting in particular from the start-up of gas production on Block 10 in Oman and the acquisition of an interest in the SARB / Umm Lulu oil fields in the United Arab Emirates.
- Besides the effect of the deconsolidation of Novatek as of January 1, 2023, the results of the Integrated LNG segment, while remaining very significant, will be impacted by the lower demand for LNG in Europe due to the mild winter weather and high inventory levels.
- Refining & Chemicals results are expected to be higher given the sustained refining margins during the quarter.

To be recalled that TotalEnergies will publish the results of the Integrated LNG and Integrated Power segments separately on April 27, 2023 and will provide on that occasion the restatement of the annual 2021 and quarterly 2022 accounts.

2023 Sensitivities*

	Change	Estimated impact on adjusted net operating income	Estimated impact on cash flow from operations
Dollar	+/- 0.1 $ per €	-/+ 0.1 B$	~0 B$
Average liquids price**	+/- 10 $/b	+/- 2.5 B$	+/- 3.0 B$
European gas price - NBP / TTF	+/- 2 $/Mbtu	+/- 0.4 B$	+/- 0.4 B$
Variable cost margin, European refining (VCM)	+/- 10 $/t	+/- 0.4 B$	+/- 0.5 B$

* Sensitivities are revised once per year upon publication of the previous year's fourth quarter results. Sensitivities are estimates based on assumptions about TotalEnergies' portfolio in 2023. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals.
** In a 80 $/b Brent environment.

* Restated for production related to TotalEnergies' stake in Novatek.

26

27 Disclaimer The terms “TotalEnergies”, “TotalEnergies company” and “Company” in this document are used to designate TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities. The data presented in this document is based on TotalEnergies’ internal preliminary reporting and is not audited. This data is not intended to be a comprehensive summary of all items that will affect TotalEnergies SE’s results or to provide an estimate of the first quarter 2023 results. Actual results may vary. To the extent permitted by law, TotalEnergies SE disclaims all liability from the use of this data. This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business activities and industrial strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document. These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, as well as economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as the COVID-19 pandemic. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. The information on risk factors that could have a significant adverse effect on TotalEnergies’ business, financial condition, including its operating income and cash flow, reputation, outlook or the value of financial instruments issued by TotalEnergies is provided in the most recent version of the Universal Registration Document which is filed by TotalEnergies SE with the French Autorité des Marchés Financiers and the annual report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”). Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies. In addition to IFRS measures, certain alternative performance indicators are presented, such as performance indicators excluding certain adjustment items (i.e., special items, inventory valuation effect and effect of changes in fair value) -adjusted net operating income, adjusted net income). These indicators are meant to facilitate the analysis of the financial performance of TotalEnergies and the comparison of income between periods. They allow investors to track the measures used internally to manage and measure the performance of TotalEnergies. The adjusted results (adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. For further details on the adjustment items, please refer to the last published earnings statement and notes to the consolidated financial statements.

28 TotalEnergies financial statements First quarter 2023 consolidated accounts, IFRS

CONSOLIDATED STATEMENT OF INCOME

TotalEnergies

(unaudited)

(M$)[a]	1st quarter 2023	4th quarter 2022	1st quarter 2022
Sales	**62,603**	**68,582**	**68,606**
Excise taxes	(4,370)	(4,629)	(4,656)
Revenues from sales	58,233	63,953	63,950
Purchases, net of inventory variation	(38,351)	(41,555)	(39,648)
Other operating expenses	(7,785)	(7,354)	(7,623)
Exploration costs	(92)	(250)	(861)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,062)	(2,505)	(3,679)
Other income	341	584	143
Other expense	(300)	(2,828)	(2,290)
Financial interest on debt	(710)	(719)	(462)
Financial income and expense from cash & cash equivalents	393	357	214
Cost of net debt	(317)	(362)	(248)
Other financial income	258	266	203
Other financial expense	(183)	(150)	(135)
Net income (loss) from equity affiliates	960	(281)	43
Income taxes	(4,071)	(6,077)	(4,804)
Consolidated net income	**5,631**	**3,441**	**5,051**
TotalEnergies share	5,557	3,264	4,944
Non-controlling interests	74	177	107
Earnings per share ($)	2.23	1.27	1.87
Fully-diluted earnings per share ($)	2.21	1.26	1.85

(a) Except for per share amounts.

29

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TotalEnergies

(unaudited)

(M$)	1st quarter 2023	4th quarter 2022	1st quarter 2022
Consolidated net income	**5,631**	**3,441**	**5,051**
Other comprehensive income			
Actuarial gains and losses	3	387	-
Change in fair value of investments in equity instruments	4	(2)	3
Tax effect	(8)	(56)	11
Currency translation adjustment generated by the parent company	1,466	6,800	(1,750)
Items not potentially reclassifiable to profit and loss	**1,465**	**7,129**	**(1,736)**
Currency translation adjustment	(1,250)	(3,672)	1,012
Cash flow hedge	1,202	(9,669)	(263)
Variation of foreign currency basis spread	(3)	(14)	49
share of other comprehensive income of equity affiliates, net amount	(98)	842	(84)
Other	3	3	-
Tax effect	(336)	2,932	53
Items potentially reclassifiable to profit and loss	**(482)**	**(9,578)**	**767**
Total other comprehensive income (net amount)	**983**	**(2,449)**	**(969)**
Comprehensive income	**6,614**	**992**	**4,082**
TotalEnergies share	*6,550*	*792*	*3,953*
Non-controlling interests	*64*	*200*	*129*

30

CONSOLIDATED BALANCE SHEET

TotalEnergies

(M$)	March 31, 2023 (unaudited)	December 31, 2022	March 31, 2022 (unaudited)
ASSETS			
Non-current assets			
Intangible assets, net	33,234	31,931	32,504
Property, plant and equipment, net	107,499	107,101	104,450
Equity affiliates : investments and loans	29,997	27,889	29,334
Other investments	1,209	1,051	1,490
Non-current financial assets	2,357	2,731	1,490
Deferred income taxes	4,772	5,049	5,299
Other non-current assets	2,709	2,388	3,033
Total non-current assets	**181,777**	**178,140**	**177,600**
Current assets			
Inventories, net	22,786	22,936	24,456
Accounts receivable, net	24,128	24,378	32,000
Other current assets	28,153	36,070	50,976
Current financial assets	7,535	8,746	7,415
Cash and cash equivalents	27,985	33,026	31,276
Assets classified as held for sale	668	568	856
Total current assets	**111,255**	**125,724**	**146,979**
Total assets	**293,032**	**303,864**	**324,579**
LIABILITIES & SHAREHOLDERS' EQUITY			
Shareholders' equity			
Common shares	7,828	8,163	8,137
Paid-in surplus and retained earnings	123,357	123,951	123,008
Currency translation adjustment	(12,784)	(12,836)	(13,643)
Treasury shares	(2,820)	(7,554)	(1,022)
Total shareholders' equity - TotalEnergies Share	**115,581**	**111,724**	**116,480**
Non-controlling interests	**2,863**	**2,846**	**3,375**
Total shareholders' equity	**118,444**	**114,570**	**119,855**
Non-current liabilities			
Deferred income taxes	11,300	11,021	11,281
Employee benefits	1,840	1,829	2,610
Provisions and other non-current liabilities	21,270	21,402	21,649
Non-current financial debt	42,915	45,264	46,546
Total non-current liabilities	**77,325**	**79,516**	**82,086**
Current liabilities			
Accounts payable	36,037	41,346	46,869
Other creditors and accrued liabilities	42,578	52,275	56,972
Current borrowings	17,884	15,502	18,252
Other current financial liabilities	597	488	502
Liabilities directly associated with the assets classified as held for sale	167	167	43
Total current liabilities	**97,263**	**109,778**	**122,638**
Total liabilities & shareholders' equity	**293,032**	**303,864**	**324,579**

31

CONSOLIDATED STATEMENT OF CASH FLOW

TotalEnergies

(unaudited)

(M$)	1st quarter 2023	4th quarter 2022	1st quarter 2022
CASH FLOW FROM OPERATING ACTIVITIES			
Consolidated net income	5,631	3,441	5,051
Depreciation, depletion, amortization and impairment	3,187	2,749	4,578
Non-current liabilities, valuation allowances and deferred taxes	314	(75)	2,538
(Gains) losses on disposals of assets	(252)	2,192	(13)
Undistributed affiliates' equity earnings	(349)	1,506	262
(Increase) decrease in working capital	(3,419)	(3,791)	(4,923)
Other changes, net	21	(404)	124
Cash flow from operating activities	**5,133**	**5,618**	**7,617**
CASH FLOW USED IN INVESTING ACTIVITIES			
Intangible assets and property, plant and equipment additions	(4,968)	(4,097)	(3,457)
Acquisitions of subsidiaries, net of cash acquired	(136)	(4)	-
Investments in equity affiliates and other securities	(1,407)	(260)	(89)
Increase in non-current loans	(389)	(211)	(241)
Total expenditures	**(6,900)**	**(4,572)**	**(3,787)**
Proceeds from disposals of intangible assets and property, plant and equipment	68	113	177
Proceeds from disposals of subsidiaries, net of cash sold	183	160	88
Proceeds from disposals of non-current investments	49	23	215
Repayment of non-current loans	238	595	929
Total divestments	**538**	**891**	**1,409**
Cash flow used in investing activities	**(6,362)**	**(3,681)**	**(2,378)**
CASH FLOW USED IN FINANCING ACTIVITIES			
Issuance (repayment) of shares:			
- Parent company shareholders	-	-	-
- Treasury shares	(2,103)	(2,551)	(1,176)
Dividends paid:			
- Parent company shareholders	(1,844)	(4,356)	(1,928)
- Non-controlling interests	(21)	(12)	(22)
Net issuance (repayment) of perpetual subordinated notes	-	-	1,958
Payments on perpetual subordinated notes	(158)	(51)	(136)
Other transactions with non-controlling interests	(86)	(82)	5
Net issuance (repayment) of non-current debt	118	425	34
Increase (decrease) in current borrowings	(1,274)	(3,500)	657
Increase (decrease) in current financial assets and liabilities	1,394	3,554	5,594
Cash flow from (used in) financing activities	**(3,974)**	**(6,573)**	**4,986**
Net increase (decrease) in cash and cash equivalents	**(5,203)**	**(4,636)**	**10,225**
Effect of exchange rates	162	1,721	(291)
Cash and cash equivalents at the beginning of the period	33,026	35,941	21,342
Cash and cash equivalents at the end of the period	**27,985**	**33,026**	**31,276**

32

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

TotalEnergies

(unaudited)

(M$)	Common shares issued		Paid-in surplus and retained earnings	Currency translation adjustment	Treasury shares		Shareholders' equity - TotalEnergies Share	Non-controlling interests	Total shareholders' equity
	Number	Amount			Number	Amount			
As of January 1, 2022	**2,640,429,329**	**8,224**	**117,849**	**(12,671)**	**(33,841,104)**	**(1,666)**	**111,736**	**3,263**	**114,999**
Net income of the first quarter 2022	-	-	4,944	-	-	-	4,944	107	5,051
Other comprehensive income	-	-	(19)	(972)	-	-	(991)	22	(969)
Comprehensive Income	**-**	**-**	**4,925**	**(972)**	**-**	**-**	**3,953**	**129**	**4,082**
Dividend	-	-	-	-	-	-	-	(22)	(22)
Issuance of common shares	-	-	-	-	-	-	-	-	-
Purchase of treasury shares	-	-	-	-	(22,378,128)	(1,176)	(1,176)	-	(1,176)
Sale of treasury shares[(a)]	-	-	(315)	-	6,168,047	315	-	-	-
Share-based payments	-	-	92	-	-	-	92	-	92
Share cancellation	(30,665,526)	(87)	(1,418)	-	30,665,526	1,505	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	1,958	-	-	-	1,958	-	1,958
Payments on perpetual subordinated notes	-	-	(96)	-	-	-	(96)	-	(96)
Other operations with non-controlling interests	-	-	(1)	-	-	-	(1)	6	5
Other items	-	-	14	-	-	-	14	(1)	13
As of March 31, 2022	**2,609,763,803**	**8,137**	**123,008**	**(13,643)**	**(19,385,659)**	**(1,022)**	**116,480**	**3,375**	**119,855**
Net income from April 1 to December 31, 2022	-	-	15,582	-	-	-	15,582	411	15,993
Other comprehensive income	-	-	(2,914)	798	-	-	(2,116)	(24)	(2,140)
Comprehensive Income	**-**	**-**	**12,668**	**798**	**-**	**-**	**13,466**	**387**	**13,853**
Dividend	-	-	(9,989)	-	-	-	(9,989)	(514)	(10,503)
Issuance of common shares	9,367,482	26	344	-	-	-	370	-	370
Purchase of treasury shares	-	-	-	-	(117,829,615)	(6,535)	(6,535)	-	(6,535)
Sale of treasury shares[(a)]	-	-	(3)	-	27,607	3	-	-	-
Share-based payments	-	-	137	-	-	-	137	-	137
Share cancellation	-	-	-	-	-	-	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	(2,002)	-	-	-	(2,002)	-	(2,002)
Payments on perpetual subordinated notes	-	-	(235)	-	-	-	(235)	-	(235)
Other operations with non-controlling interests	-	-	46	9	-	-	55	31	86
Other items	-	-	(23)	-	-	-	(23)	(433)	(456)
As of December 31, 2022	**2,619,131,285**	**8,163**	**123,951**	**(12,836)**	**(137,187,667)**	**(7,554)**	**111,724**	**2,846**	**114,570**
Net income of the first quarter 2023	-	-	5,557	-	-	-	5,557	74	5,631
Other comprehensive income	-	-	913	80	-	-	993	(10)	983
Comprehensive Income	**-**	**-**	**6,470**	**80**	**-**	**-**	**6,550**	**64**	**6,614**
Dividend	-	-	-	-	-	-	-	(21)	(21)
Issuance of common shares	-	-	-	-	-	-	-	-	-
Purchase of treasury shares	-	-	-	-	(33,842,858)	(2,703)	(2,703)	-	(2,703)
Sale of treasury shares[(a)]	-	-	(395)	-	6,446,384	395	-	-	-
Share-based payments	-	-	54	-	-	-	54	-	54
Share cancellation	(128,869,261)	(335)	(6,707)	-	128,869,261	7,042	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	-	-	-	-	-	-	-
Payments on perpetual subordinated notes	-	-	(77)	-	-	-	(77)	-	(77)
Other operations with non-controlling interests	-	-	39	(28)	-	-	11	(25)	(14)
Other items	-	-	22	-	-	-	22	(1)	21
As of March 31, 2023	**2,490,262,024**	**7,828**	**123,357**	**(12,784)**	**(35,714,880)**	**(2,820)**	**115,581**	**2,863**	**118,444**

[(a)] *Treasury shares related to the performance share grants.*

33

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

1st quarter 2023 (M$)	Integrated LNG	Integrated Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	4,872	8,555	1,954	24,855	22,359	8	-	62,603
Intersegment sales	5,999	1,685	10,728	9,061	120	57	(27,650)	-
Excise taxes	-	-	-	(184)	(4,186)	-	-	(4,370)
Revenues from sales	**10,871**	**10,240**	**12,682**	**33,732**	**18,293**	**65**	**(27,650)**	**58,233**
Operating expenses	(9,445)	(9,831)	(4,762)	(31,892)	(17,787)	(161)	27,650	(46,228)
Depreciation, depletion and impairment of tangible assets and mineral interests	(288)	(47)	(2,066)	(414)	(224)	(23)	-	(3,062)
Operating income	**1,138**	**362**	**5,854**	**1,426**	**282**	**(119)**	**-**	**8,943**
Net income (loss) from equity affiliates and other items	804	(70)	68	52	243	(21)	-	1,076
Tax on net operating income	(205)	(111)	(3,398)	(325)	(119)	63	-	(4,095)
Net operating income	**1,737**	**181**	**2,524**	**1,153**	**406**	**(77)**	**-**	**5,924**
Net cost of net debt								(293)
Non-controlling interests								(74)
Net income - TotalEnergies share								**5,557**

1st quarter 2023 (adjustments)[a] (M$)	Integrated LNG	Integrated Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	(76)	-	-	-	-	-	-	(76)
Intersegment sales	-	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-	-
Revenues from sales	**(76)**	**-**	**-**	**-**	**-**	**-**	**-**	**(76)**
Operating expenses	(300)	(70)	(8)	(424)	(101)	-	-	(903)
Depreciation, depletion and impairment of tangible assets and mineral interests	-	-	-	(36)	-	-	-	(36)
Operating income [b]	**(376)**	**(70)**	**(8)**	**(460)**	**(101)**	**-**	**-**	**(1,015)**
Net income (loss) from equity affiliates and other items	(4)	(111)	(73)	(37)	217	-	-	(8)
Tax on net operating income	45	(8)	(48)	32	10	-	-	31
Net operating income [b]	**(335)**	**(189)**	**(129)**	**(465)**	**126**	**-**	**-**	**(992)**
Net cost of net debt								8
Non-controlling interests								-
Net income - TotalEnergies share								**(984)**

[a] Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

[b] Of which inventory valuation effect

	Integrated LNG	Integrated Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
- On operating income		-	-	*(415)*	*(87)*	-		
- On net operating income		-	-	*(327)*	*(64)*	-		

1st quarter 2023 (adjusted) (M$)	Integrated LNG	Integrated Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	4,948	8,555	1,954	24,855	22,359	8	-	62,679
Intersegment sales	5,999	1,685	10,728	9,061	120	57	(27,650)	-
Excise taxes	-	-	-	(184)	(4,186)	-	-	(4,370)
Revenues from sales	**10,947**	**10,240**	**12,682**	**33,732**	**18,293**	**65**	**(27,650)**	**58,309**
Operating expenses	(9,145)	(9,761)	(4,754)	(31,468)	(17,686)	(161)	27,650	(45,325)
Depreciation, depletion and impairment of tangible assets and mineral interests	(288)	(47)	(2,066)	(378)	(224)	(23)	-	(3,026)
Adjusted operating income	**1,514**	**432**	**5,862**	**1,886**	**383**	**(119)**	**-**	**9,958**
Net income (loss) from equity affiliates and other items	808	41	141	89	26	(21)	-	1,084
Tax on net operating income	(250)	(103)	(3,350)	(357)	(129)	63	-	(4,126)
Adjusted net operating income	**2,072**	**370**	**2,653**	**1,618**	**280**	**(77)**	**-**	**6,916**
Net cost of net debt								(301)
Non-controlling interests								(74)
Adjusted net income - TotalEnergies share								**6,541**

1st quarter 2023 (M$)	Integrated LNG	Integrated Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	1,195	1,234	4,052	225	159	35	-	6,900
Total divestments	49	149	31	8	301	-	-	538
Cash flow from operating activities	3,536	(1,285)	4,536	(851)	(673)	(130)	-	5,133

34

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

4th quarter 2022 (M$)	Integrated LNG	Integrated Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	4,628	10,055	2,600	26,650	24,637	12	-	68,582
Intersegment sales	5,783	1,807	12,866	11,730	274	63	(32,523)	-
Excise taxes	-	-	-	(199)	(4,430)	-	-	(4,629)
Revenues from sales	**10,411**	**11,862**	**15,466**	**38,181**	**20,481**	**75**	**(32,523)**	**63,953**
Operating expenses	(8,361)	(9,836)	(6,173)	(37,107)	(19,939)	(266)	32,523	(49,159)
Depreciation, depletion and impairment of tangible assets and mineral interests	(405)	(54)	(1,343)	(393)	(276)	(34)	-	(2,505)
Operating income	**1,645**	**1,972**	**7,950**	**681**	**266**	**(225)**	**-**	**12,289**
Net income (loss) from equity affiliates and other items	1,150	103	(3,874)	161	(62)	113	-	(2,409)
Tax on net operating income	(269)	(112)	(4,635)	(898)	(113)	22	-	(6,005)
Net operating income	**2,526**	**1,963**	**(559)**	**(56)**	**91**	**(90)**	**-**	**3,875**
Net cost of net debt								(434)
Non-controlling interests								(177)
Net income - TotalEnergies share								**3,264**

4th quarter 2022 (adjustments)[a] (M$)	Integrated LNG	Integrated Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	69	-	-	-	-	-	-	69
Intersegment sales	-	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-	-
Revenues from sales	**69**	**-**	**-**	**-**	**-**	**-**	**-**	**69**
Operating expenses	382	1,719	(108)	(821)	(211)	(88)	-	873
Depreciation, depletion and impairment of tangible assets and mineral interests	(108)	-	844	-	(37)	-	-	699
Operating income [b]	**343**	**1,719**	**736**	**(821)**	**(248)**	**(88)**	**-**	**1,641**
Net income (loss) from equity affiliates and other items	(195)	(113)	(4,025)	(101)	(9)	-	-	(4,443)
Tax on net operating income	(30)	(124)	(798)	(621)	14	23	-	(1,536)
Net operating income [b]	**118**	**1,482**	**(4,087)**	**(1,543)**	**(243)**	**(65)**	**-**	**(4,338)**
Net cost of net debt								8
Non-controlling interests								33
Net income - TotalEnergies share								**(4,297)**

[a] Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

[b] Of which inventory valuation effect

	Integrated LNG	Integrated Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate
- On operating income		-	-	*(712)*	*(184)*	-
- On net operating income		-	-	*(586)*	*(137)*	-

4th quarter 2022 (adjusted) (M$)	Integrated LNG	Integrated Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	4,559	10,055	2,600	26,650	24,637	12	-	68,513
Intersegment sales	5,783	1,807	12,866	11,730	274	63	(32,523)	-
Excise taxes	-	-	-	(199)	(4,430)	-	-	(4,629)
Revenues from sales	**10,342**	**11,862**	**15,466**	**38,181**	**20,481**	**75**	**(32,523)**	**63,884**
Operating expenses	(8,743)	(11,555)	(6,065)	(36,286)	(19,728)	(178)	32,523	(50,032)
Depreciation, depletion and impairment of tangible assets and mineral interests	(297)	(54)	(2,187)	(393)	(239)	(34)	-	(3,204)
Adjusted operating income	**1,302**	**253**	**7,214**	**1,502**	**514**	**(137)**	**-**	**10,648**
Net income (loss) from equity affiliates and other items	1,345	216	151	262	(53)	113	-	2,034
Tax on net operating income	(239)	12	(3,837)	(277)	(127)	(1)	-	(4,469)
Adjusted net operating income	**2,408**	**481**	**3,528**	**1,487**	**334**	**(25)**	**-**	**8,213**
Net cost of net debt								(442)
Non-controlling interests								(210)
Adjusted net income - TotalEnergies share								**7,561**

4th quarter 2022 (M$)	Integrated LNG	Integrated Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	310	640	2,478	588	507	49	-	4,572
Total divestments	319	186	215	125	42	4	-	891
Cash flow from operating activities	134	861	4,035	232	707	(351)	-	5,618

35

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

1st quarter 2022 (M$)	Integrated LNG	Integrated Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	5,507	6,787	2,151	31,008	23,149	4	-	68,606
Intersegment sales	3,498	521	13,818	9,277	267	63	(27,444)	-
Excise taxes	-	-	-	(192)	(4,464)	-	-	(4,656)
Revenues from sales	**9,005**	**7,308**	**15,969**	**40,093**	**18,952**	**67**	**(27,444)**	**63,950**
Operating expenses	(6,886)	(7,294)	(5,708)	(37,411)	(17,984)	(293)	27,444	(48,132)
Depreciation, depletion and impairment of tangible assets and mineral interests	(278)	(43)	(2,661)	(380)	(273)	(44)	-	(3,679)
Operating income	**1,841**	**(29)**	**7,600**	**2,302**	**695**	**(270)**	**-**	**12,139**
Net income (loss) from equity affiliates and other items	(2,495)	(5)	242	156	(42)	108	-	(2,036)
Tax on net operating income	(261)	(33)	(3,863)	(525)	(225)	105	-	(4,802)
Net operating income	**(915)**	**(67)**	**3,979**	**1,933**	**428**	**(57)**	**-**	**5,301**
Net cost of net debt								(250)
Non-controlling interests								(107)
Net income - TotalEnergies share								**4,944**

1st quarter 2022 (adjustments)[a] (M$)	Integrated LNG	Integrated Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	(3)	15	-	-	-	-	-	12
Intersegment sales	-	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-	-
Revenues from sales	**(3)**	**15**	**-**	**-**	**-**	**-**	**-**	**12**
Operating expenses	(107)	(10)	(791)	947	268	(132)	-	175
Depreciation, depletion and impairment of tangible assets and mineral interests	-	-	(493)	-	(29)	(9)	-	(531)
Operating income [b]	**(110)**	**5**	**(1,284)**	**947**	**239**	**(141)**	**-**	**(344)**
Net income (loss) from equity affiliates and other items	(3,948)	9	(14)	117	(3)	106	-	(3,733)
Tax on net operating income	10	1	262	(251)	(80)	20	-	(38)
Net operating income [b]	**(4,048)**	**15**	**(1,036)**	**813**	**156**	**(15)**	**-**	**(4,115)**
Net cost of net debt								113
Non-controlling interests								(31)
Net income - TotalEnergies share								**(4,033)**

[a] Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

[b] Of which inventory valuation effect	Integrated LNG	Integrated Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate
- On operating income		-	-	*947*	*308*	-
- On net operating income		-	-	*845*	*228*	-

1st quarter 2022 (adjusted) (M$)	Integrated LNG	Integrated Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	5,510	6,772	2,151	31,008	23,149	4	-	68,594
Intersegment sales	3,498	521	13,818	9,277	267	63	(27,444)	-
Excise taxes	-	-	-	(192)	(4,464)	-	-	(4,656)
Revenues from sales	**9,008**	**7,293**	**15,969**	**40,093**	**18,952**	**67**	**(27,444)**	**63,938**
Operating expenses	(6,779)	(7,284)	(4,917)	(38,358)	(18,252)	(161)	27,444	(48,307)
Depreciation, depletion and impairment of tangible assets and mineral interests	(278)	(43)	(2,168)	(380)	(244)	(35)	-	(3,148)
Adjusted operating income	**1,951**	**(34)**	**8,884**	**1,355**	**456**	**(129)**	**-**	**12,483**
Net income (loss) from equity affiliates and other items	1,453	(14)	256	39	(39)	2	-	1,697
Tax on net operating income	(271)	(34)	(4,125)	(274)	(145)	85	-	(4,764)
Adjusted net operating income	**3,133**	**(82)**	**5,015**	**1,120**	**272**	**(42)**	**-**	**9,416**
Net cost of net debt								(363)
Non-controlling interests								(76)
Adjusted net income - TotalEnergies share								**8,977**

1st quarter 2022 (M$)	Integrated LNG	Integrated Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	290	1,149	1,971	228	140	9	-	3,787
Total divestments	844	171	283	27	79	5	-	1,409
Cash flow from operating activities	2,219	(1,904)	5,768	1,107	898	(471)	-	7,617

36

Reconciliation of the information by business segment with Consolidated Financial Statements

TotalEnergies

(unaudited)

1st quarter 2023 (M$)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	**62,679**	**(76)**	**62,603**
Excise taxes	(4,370)	-	(4,370)
Revenues from sales	58,309	(76)	58,233
Purchases net of inventory variation	(37,479)	(872)	(38,351)
Other operating expenses	(7,752)	(33)	(7,785)
Exploration costs	(94)	2	(92)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,026)	(36)	(3,062)
Other income	77	264	341
Other expense	(137)	(163)	(300)
Financial interest on debt	(710)	-	(710)
Financial income and expense from cash & cash equivalents	373	20	393
Cost of net debt	(337)	20	(317)
Other financial income	248	10	258
Other financial expense	(183)	-	(183)
Net income (loss) from equity affiliates	1,079	(119)	960
Income taxes	(4,090)	19	(4,071)
Consolidated net income	**6,615**	**(984)**	**5,631**
TotalEnergies share	6,541	(984)	5,557
Non-controlling interests	74	-	74

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

1st quarter 2022 (M$)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	**68,594**	**12**	**68,606**
Excise taxes	(4,656)	-	(4,656)
Revenues from sales	63,938	12	63,950
Purchases net of inventory variation	(40,762)	1,114	(39,648)
Other operating expenses	(7,409)	(214)	(7,623)
Exploration costs	(136)	(725)	(861)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,148)	(531)	(3,679)
Other income	121	22	143
Other expense	(269)	(2,021)	(2,290)
Financial interest on debt	(462)	-	(462)
Financial income and expense from cash & cash equivalents	59	155	214
Cost of net debt	(403)	155	(248)
Other financial income	119	84	203
Other financial expense	(135)	-	(135)
Net income (loss) from equity affiliates	1,861	(1,818)	43
Income taxes	(4,724)	(80)	(4,804)
Consolidated net income	**9,053**	**(4,002)**	**5,051**
TotalEnergies share	8,977	(4,033)	4,944
Non-controlling interests	76	31	107

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

37